SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                          For the month of January 2008

                           AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

  Epistar Increases LED Capacity Again with More AIXTRON MOCVD Tools

    AACHEN, Germany--(BUSINESS WIRE)--Jan. 22, 2008--AIXTRON AG is pleased to announce a third multiple order, received in the fourth quarter 2007 from Epistar, one of the world's leading manufacturers of Ultra-High-Brightness (UHB) LEDs. The latest order again includes both multiple CRIUS(TM) Close Coupled Showerhead(TM) (CCS) reactors as well as AIX 2800G4 HT Planetary Reactor(TM) systems which are AIXTRON's flagship products for large scale GaN-based LED manufacturing.

    To be delivered later this year, the high capacity MOCVD reactors are required for Epistar's ongoing expansion of LED production capacity. Together with the multiple order announced in October, 2007, Epistar was the single largest individual system investor in Q4 and continues to set the pace for investment in LED technology.

    Dr. Ming-Jiunn Jou, Executive Vice President, Epistar comments: 'Once again Epistar is favoring AIXTRON Group MOCVD process technology and equipment for the next stage in planning for production capacity expansion. Our two companies have worked together for over a decade in perfecting the application of MOCVD to the challenges of manufacturing high volume, cost competitive UHB LEDs. To date these reactors have proven well up to the task thanks to excellent uniformity, efficient precursor utilization and other key features. We are now preparing for the installation and rapid commissioning of the new machines with the help of the customary AIXTRON local support and service to meet market demand.'

    Epistar was the launch customer for the AIX 2800G4 HT and CRIUS(TM) systems, the world's highest capacity proven reactors for GaN LED production.

    Epistar is a leading manufacturer of UHB LEDs for applications such as cellular phones, automotive lighting, full color screens and displays, traffic signals and indicators for electronic equipment; Epistar's high speed LEDs are also used as lighting sources in the fiber-optics industry.

    For further information on AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ:
AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com. Forward-Looking Statements.

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:  English
Issuer:    AIXTRON AG
           Kackertstr. 15-17
           52072 Aachen
           Deutschland
Phone:     +49 (0)241 8909-444
Fax:       +49 (0)241 8909-40
E-mail:    invest@aixtron.com
Internet:  www.aixtron.com
ISIN:      DE0005066203, US0096061041
WKN:       506620
Indices:   TecDAX
Listed:    Regulierter Markt in Frankfurt (Prime Standard);
           Freiverkehr in Berlin, Munchen, Hamburg, Dusseldorf,
           Stuttgart; Terminborse EUREX; Foreign Exchange(s) Nasdaq

    CONTACT: AIXTRON AG
             Guido Pickert, 02 41-89 09-444
             g.pickert@aixtron.com
             g.holthoff@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AIXTRON AG

Date: January 22, 2008
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO